SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000/1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”) pursuant to the provisions of article 30, item XXX of CVM Instruction No 480/09, hereby informs its shareholders and the market in general that, in a meeting held on November 29, 2021, the Board of Directors approved Mr. Wilson Newton de Mello Neto appointment as an Audit Committee member, replacing Mr. Reinaldo Guerreiro, who left the Committee, in accordance with the Extraordinary Shareholders’ Meeting resolution, as of November 24, 2021. The Audit Committee is now composed as follows:

• Eduardo de Freitas Teixeira – Coordinator and Financial Expert

Mr. Teixeira has been an independent member of our Board of Directors since April 2020. He has a Master’s degree in Economics from the Federal University of Rio de Janeiro and an undergraduate degree in Economics from the same institution. He is currently a member of the Board of Directors of Empresa Metropolitana de Águas e Energia (EMAE). He started his career as an employee of the Brazilian Central Bank in 1977, remaining in that institution until 1998. He was also a member of the Board of Directors of Viracopos from 2015 to 2018, Chief Finance Officer and member of the Board of Directors of HRT Participações (currently PetroRio) from 2009 to 2012, member of the Board of Directors of Itaipú Binacional from 1990 to 1991, Chairman of the Board of Directors and CEO of Petrobras from 1990 to 1991, Chairman of the Board of Directors of Banco do Brasil in 1990, member of the Fiscal Council of Banco do Brasil from 1987 to 1989 and the Brazilian Federal Savings Bank from 1986 to 1988. In the public sector, Mr. Teixeira served as Minister of State for Infrastructure and member of the National Monetary Council in 1991, Executive Secretary of the Ministry of Economy in 1990 and Deputy Secretary for Economic Affairs of the Ministry of Finance from 1985 to 1988.

• Wilson Newton de Mello Neto – Member

Mr. de Mello Neto has been a member of our Board of Directors since October 2019 and was appointed as an independent member of our Board of Directors on November 24, 2021. He holds a bachelor’s degree in Law from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo - PUC/SP). He is a partner at Stocche Forbes Advogados. He was the CEO of Investe São Paulo from April 2019 to May 2021 and member of the Industrial Policy Council of the National Confederation of Industry - CNI in 2019. He was Vice-President of Corporate Affairs and General Secretary at Danone from May 2015 to March 2019; Director of Corporate Affairs at JBS S.A. from September 2014 to May 2015; Vice-President of Corporate Affairs at BRF S.A. from June 2010 to August 2013;

1

Legal and New Business Director at Tishman Speyer Ltda. from March 2009 to May 2010; Vice-President of Corporate Affairs at Walmart Brasil Ltda. from March 2004 to April 2007; and partner at Machado, Meyer, Sendacz e Opice Advogados from June 1992 to February 2004 and from May 2007 to February 2009. Mr. de Mello Neto was also Vice-President of the Brazilian Supermarket Association (Associação Brasileira de Supermercados - ABRAS) from May 2004 to April 2007; member of the Executive Board of the Brazilian Association of Advertisers (Associação Brasileira de Anunciantes - ABA) from May 2015 to March 2019; and Chairman of the Board of Directors of the Brazilian Food Industry Association (Associação Brasileira da Indústria de Alimentos - ABIA) from March 2018 to March 2019.

• Francisco Vidal Luna – Member

Mr. Luna has been an independent member of our Board of directors since April 2013 and was a member of our Audit Committee from April 2013 to September 2016. He has a doctorate in Economics from the Business, Economics and Accounting School at the University of São Paulo (Universidade de São Paulo - USP) and is a retired professor of the same university. He was member of the Board of Directors of BNDES. In the public sector, he has served as the Secretary of Planning for the state and city of São Paulo. He has also worked at the Treasury Department for the State of São Paulo and the Federal Planning Bureau, among other roles. In the private sector, he was the Executive Chairman of Banco Inter American Express S.A. He is currently a member of the Board of Directors and Chairman of the Audit Committee of Desenvolve SP, member of the Audit Committee of the Petrobrás Conglomerate, a member of the Board of Trustees of the Fundação Faculdade de Medicina - FFM and a member of the Board of Trustees of FIPE - Fundação Instituto de Pesquisas Econômicas.

São Paulo, December 1, 2021.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 1, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.